news release

March 10, 2015

Radius Gold Acquires Option on Margarita Silver Property, Mexico, and Production Royalty on Phosphate Project, Peru

Vancouver, Canada – Radius Gold Inc. (TSX-V: RDU) is pleased to report on recent activities and corporate developments.

Option to Acquire Margarita Silver Property, Mexico

The Company has acquired an option to earn a 100% interest in the Margarita Silver Project (the “Margarita Property”) in the State of Chihuahua, Mexico.

The Margarita Property consists of two mining exploration licenses comprising a total of 125 hectares and located approximately 115 km NW of the historic silver mining city of Parral, Chihuahua, in the Mexican Silver Belt, one of the most productive silver camps in the world.

Property Geology

Mineralization on the Margarita Property is hosted in a series of parallel, steeply-dipping, northwest-trending veins, the most important of which, the El Tren-Margarita vein, outcrops prominently as an oxidized ochre-coloured banded quartz-limonite vein.  It is exposed over a strike length of 1.7 km within the property boundaries, and is known to strike over 4 km onto adjacent ground.

The El Tren-Margarita vein is a classic banded epithermal quartz vein with an apparent thickness of between 1 and 5 metres.  Recent project due diligence work by Radius geologists included chip channel sampling across a five metre in situ exposure of the vein.  The sampling assayed a length-weighted average of 640 ppm Ag over 5.0 m, as follows:

Sample #	Length (m)	Ag (ppm)
rmag023	1.0	975
rmag024	1.0	564
rmag025	1.0	995
rmag026	1.0	242
rmag027	1.0	423

There is evidence on the Margarita Property of near-continuous artisanal-scale surface and near-surface mining along the entire strike length of the vein, but there is no physical or recorded evidence of diamond drilling or other signs of modern exploration works.  The Company considers the exploration potential for a vein-hosted high grade silver deposit to be excellent.

District geology and mineralization

The Margarita Property is located in the boundary region of the Sierra Madre Occidental volcanic province and the Mesozoic Chihuahua sedimentary basin.  District geology is dominated by a thick sequence of Cenozoic felsic volcanic rocks divided into two units: the Lower and Upper Volcanic Groups.   The Margarita Property lies towards the northern end of a prolific belt of silver deposits, which includes Fresnillo’s San Julian mine, Silver Standard’s Pitarilla project, Fresnillo’s Fresnillo mine, and many others.

The Margarita Property concessions are surrounded on all sides by the Los Gatos concession package of Sunshine Silver Mines.  The Los Gatos Property consists of a large land package, and includes a series of generally northwest trending veins similar to El Tren-Margarita.  Los Gatos hosts a project-wide indicated resource of 5.5 Mt at 186 ppm Ag for a total of 32.9 Moz and an inferred resource of 14.3 Mt at 116 ppm Ag for a total of 53.2 Moz Ag.

Cautionary Language:  The Los Gatos resource is quoted from: “(NI) 43-101 Technical Report: Mineral Resources of the Los Gatos Project, Chihuahua, Mexico. Tetra Tech Inc. December 21st, 2012.” Radius’s Qualified Person has not verified the information regarding the Los Gatos resource.  The information on the Los Gatos resource is given to provide the geological context for the Margarita Project, and it is not necessarily indicative of similar mineralization on the Margarita Project.

Option Terms

The Company has the option to acquire a 100% interest in the Margarita Project by making cash payments to the property owners, two private Mexico corporations, totalling US$3,000,000 over a period of five years following issuance of a drill permit for the Project.  Option payments in the first year total US$50,000.  If the option is exercised by the Company, the property owners will be entitled to a 0.5% NSR royalty.  The Company may re-purchase the royalty at any time for US$500,000.

QA/QC

Due diligence samples from the Margarita Project consist of rock chip and continuous chip-channel samples.  Sampling was performed by Radius geologists, and samples delivered to ALS Chemex’s laboratory in Chihuahua, Mexico.  Samples were crushed and pulverised at ALS’s Mexican facility, with pulp aliquots forwarded to ALS’s Vancouver BC facility for analysis.  Multi-element analyses were performed using ALS Chemex analytical packages Au-AA24, ME-ICP41, Ag-OG46, Cu-OG46, and Zn-OG46.  Two certified reference materials from Geostats Pty. (GBM909-12, GBM997-1) were introduced into the sample stream to monitor laboratory performance.

Royalty on Bayovar 12 Phosphate Project, Peru

The Company has agreed to purchase from Focus Ventures Ltd. (“Focus”) (TSXV: FCV) a production royalty,  equivalent to a 2% NSR, on Focus’s 70% interest in future phosphate production from the Bayovar 12 project.  The purchase price for the royalty is US$1.0 million.  Focus will have the right for 12 months to buy back one-half of the royalty for US$1.0 million.  Should Radius decide at any time in the future to sell the royalty, Focus will retain a first right of refusal.

Radius and Focus have two common directors, and the transaction is subject to TSX Venture Exchange approval.

Corporate Update

The Company also announces that Ralph Rushton has stepped down from the Board of Directors of Radius in order to direct his efforts as Vice-President, Corporate Development for Focus Ventures.  Management of Radius wishes to express its appreciation for Ralph’s significant contributions to the Company over the past 10 years.

As well, the Company confirms that it is calling an annual and special meeting of its shareholders to be held on April 23, 2015 in order to request approval of, among other things, the Company’s proposed change of business to an Investment Issuer.  Completion of the change of business is subject to approval by a majority of the shareholders present at the meeting and to final approval of the TSX Venture Exchange, and there can be no assurance that it will be completed as proposed, or at all.

Qualified Person

David Clark, M.Sc., P.Geo., is Radius Gold’s Qualified Person under the terms of National Instrument 43-101, “Standards of Disclosure for Mineral Projects” and has prepared and approved the disclosure of the technical information in this news release.

About Radius

Radius has been exploring for gold, primarily in Latin America, for over a decade.  The Company has a strong treasury and is looking for project acquisition and investment opportunities across the globe.  Please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com) for more information.

ON BEHALF OF THE BOARD

Simon Ridgway

President and CEO

Symbols: TSXV-RDU

Contact:  Simon Ridgway

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

Tel: 604-801-5432;  Toll free 1-888-627-9378;  Fax: 604-662-8829

Email: info@goldgroup.com

Website: www.radiusgold.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Margarita Property, the proposed royalty on the Bayovar 12 Project, and the proposed change of business of the Company.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors include, among others, interpretation of the results of work conducted on the Margarita Property and the potential of such property; completion of the Bayovar 12 Project royalty purchase; completion of the change of business of the Company; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration, development or investment goals; risks associated with investments in companies conducting such activities, the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: expectations regarding the potential of the Margarita Property; that the Company will complete its purchase of the Bayovar 12 project royalty and the Company’s change of business; that the Company will identify and acquire suitable investments for the Company; that the Company’s stated goals and planned exploration and development activities will be achieved; that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, investors should not place undue reliance on forward-looking statements.